Exhibit 99.4

APHRIA Shareholders Elect Four New Directors

Leamington, Ontario - November 5, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE:APHA) today announced the results of the shareholder resolutions considered at the Company’s Annual and Special Meeting of Shareholders (the “Meeting”) held on November 2, 2018.

The Scrutineers’ report recorded that an aggregate of 96,889,862 common shares were represented in person or by proxy at the Meeting.

The following table summarizes the matters which were considered and voted upon, at the Meeting and the outcome of the vote in respect of each matter:

Matters Voted Upon at the Meeting	Votes in Favour	%	Votes Withheld	%
1. Election of Directors
Vic Neufeld	35,529,109	93.2	2,609,924	6.8
Cole Cacciavillani	37,170,710	97.5	968,323	2.5
John Cervini	37,145,762	97.4	993,271	2.6
Renah Persofsky	36,301,536	95.2	1,837,496	4.8
Shawn Dym	37,358,403	98.0	780,630	2.0
John M. Herhalt	37,448,085	98.2	690,948	1.8
Michael Serruya	37,351,779	97.9	787,254	2.1
Shlomo Bibas	37,356,762	98.0	782,271	2.0
Tom Looney	37,420,066	98.1	718,967	1.9
2. Appointment of Auditors - PricewaterhouseCoopers LLP	86,836,563	98.6	1,226,288	1.4
3. Approval of an Omnibus Incentive Plan	30,236,822	79.3	7,902,211[1]	20.7

In addition to the re-election of Mr. Neufeld, Mr. Cacciavillani, Mr. Cervini, Ms. Persofsky and Mr. Dym, shareholders elected each of the following new four (4) directors:

John M. Herhalt

Mr. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 39 years of experience providing a wide variety of advisory and audit services to a range of clients. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities and the public sector.

1 The votes identified represent votes against not withheld

Michael Serruya

Mr. Serruya serves as Managing Director of Serruya Private Equity Inc. (“SPE”). Mr. Serruya began his career at age twenty, as one of the co-founders of YogenFrüz®. He also co-founded CoolBrands International Inc., where he served as Chairman and CEO. CoolBrands was a leading consumer packaged goods company, which included brands such as Weight Watchers, Eskimo Pie, Tropicana and Godiva Ice Cream.

Shlomo Bibas

Mr. Bibas joined Celestica’s executive team in September 2018 as Senior Vice President and Global Chief Information Officer with the mandate to drive the digital agenda of the company. Prior to joining Celestica, Mr. Bibas served as Senior Vice President of Global Operations and Chief Information Officer for the Apotex Group of Companies since 2012. In this capacity, he had global accountability for all IT operations, risk management, customer care, innovation, business enablement, legal services, business services, and indirect procurement functions.

Tom Looney

Mr. Looney recently retired as President of Diageo US Spirits & Canada. In this position, he was responsible for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan and Ketel One. He was also a member of Diageo’s North American Executive Team. Prior to his current role, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing and innovation teams. Prior to that, he was Chief Commercial Officer where he oversaw the pricing strategy, business analytics and commercial marketing functions across spirits, beer and wine for North America.

In addition to Ms. Persofsky, and Mr. Dym, Mr. Herhalt, Mr. Serruya, Mr. Bibas and Mr. Looney are considered independent directors within the meaning of National Instrument 52-110. Following the election of the directors, the Company’s Directors determined it was prudent to break the existing Compensation, Nominating and Governance Committee into two separate committees, creating a Compensation Committee and a Nominating and Governance Committee. Further, the Company confirmed the composition of the sub-committees of the Board:

Audit Committee

The Audit Committee will be comprised of John Herhalt, Shlomo Bibas and Tom Looney with Mr. Herhalt serving as committee chair.

Compensation Committee

The Compensation Committee will be comprised of Michael Serruya, Shlomo Bibas and Tom Looney with Mr. Serruya serving as committee chair.

Nominating and Governance Committee

The Nominating and Governance Committee will be comprised of Renah Persofsky, Shawn Dym and Michael Serruya with Ms. Persofsky serving as committee chair.

The Company also confirmed that Vic Neufeld will serve as Chairman and John Herhalt will serve as Lead Director.

“I want to welcome Michael Serruya, Shlomo Bibas and Tom Looney to the Aphria board of directors. They each bring a rich set of skills and deep experience in areas that will be complementary to the Company’s global growth strategy,” said Vic Neufeld, Aphria’s Chairman and Chief Executive Officer. “I also want to thank our returning directors, Renah Persofsky, Shawn Dym and John Herhalt for their continued service, and to extend a special thanks to Dr. Philip Waddington who has stepped down from the board after serving for almost four years. He was our last remaining independent director from when we first went public in December 2014,” added Mr. Neufeld.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario - the greenhouse capital of Canada - Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications, Aphria

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.